Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Meta Platforms Inc (META)
Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office; PO Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Meta Platforms Inc (META)
Vote Yes: Item #13– Shareholder Proposal Regarding Report on Political Advertising and Election Cycle Enhanced Actions

Annual Meeting: May 29, 2024

CONTACT: Andrew Behar| abehar@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that the Board prepare a publicly available report, at reasonable cost and omitting proprietary and privileged information, to assess the benefits and drawbacks to our Company of: (1) prohibiting all political advertising on its platforms and (2) restoring the type of enhanced actions put in place during the 2020 election cycle to reduce the platform’s amplification of false and divisive information.

SUMMARY

Political advertising, misinformation, manipulation, and foreign interference on Meta's platforms during the 2024 election poses significant financial and reputational risks that must be carefully considered. During the 2020 election, facing a wave of misleading political ads and posts, shareholders suggested, and employees supported, “an emergency change to the site’s news feed algorithm, which helps determine what more than two billion people see every day…The change was part of the “break glass” plans Facebook had spent months developing for the aftermath of a contested election. It resulted in a spike in visibility for big, mainstream publishers like CNN, The New York Times and NPR, while posts from highly engaged hyper partisan pages, such as Breitbart and Occupy Democrats, became less visible.”1

The amplification of misleading and false information, especially if it can affect the outcome of a presidential election results in reputational risk for our Company and erodes public trust in democratic processes. The absence of regulations increases the likelihood of misleading or controversial ads and posts being amplified. A loss of trust in the authenticity of Meta’s advertisers will decrease interest in advertising on Meta’s platforms and ad revenue for the Company will suffer.

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1 https://www.nytimes.com/2020/11/24/technology/facebook-election-misinformation.html

2024 Proxy Memo Meta Platforms Inc | Shareholder Proposal Regarding Report on Political Advertising and Election Cycle Enhanced Actions

To mitigate these risks, shareholders are encouraged to vote in favor of this shareholder resolution asking for a report assess the benefits and drawbacks of prohibiting all political advertising on Meta's platforms during the 2024 election and restoring the type of “break glass” enhanced actions put in place during the 2020 election cycle to reduce the platform’s amplification of false and divisive information. This report would provide valuable insights into safeguarding the integrity of elections and preserving Meta's reputation as a responsible and trustworthy platform.

In summary, while Meta's efforts and assertions regarding security investment, transparency, and oversight are noted, a publicly available report would offer shareholders deeper insights into the effectiveness of the Company's political advertising policies and practices. It would enhance accountability, transparency, and trust, ultimately benefiting shareholders, our Company, and the broader community.

RATIONALE FOR A YES VOTE

1.	A publicly available report would provide shareholders with a comprehensive understanding of the effectiveness of Meta's investments and efforts in safeguarding elections and mitigating misinformation.

2.	Evaluating the effectiveness of enhanced actions implemented during the 2020 election cycle would help shareholders understand how Meta successfully combats the amplification of false and divisive information.

3.	Prohibiting all political advertising does not restrict legitimate political discourse but mitigates the risks associated with misinformation, manipulation, and foreign interference, particularly in the context of hyper-realistic AI-generated targeted political ads.

4.	Shareholders have a vested interest in understanding the financial implications of selling targeted political ads and potentially losing shareholder value, like the devaluation experienced by X (Twitter).

5.	According to a Pew Research Center survey, more than half of U.S. adults say social media companies should not allow any political advertisements on their platforms. A larger share (77%) finds it “not very” or “not at all acceptable” for these companies to use data about their users’ online activities to show them ads from political campaigns.[2]

DISCUSSION

1.	A publicly available report would provide shareholders with a comprehensive understanding of the effectiveness of Meta's investments and efforts in safeguarding elections and mitigating misinformation.

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2 https://www.pewresearch.org/short-reads/2020/09/24/54-of-americans-say-social-media-companies-shouldnt-allow-any-political-ads/

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2024 Proxy Memo Meta Platforms Inc | Shareholder Proposal Regarding Report on Political Advertising and Election Cycle Enhanced Actions

A publicly available report would be instrumental in offering shareholders a comprehensive understanding of the effectiveness of Meta's investments and efforts in safeguarding elections and mitigating misinformation. As highlighted in a report by Wired, despite Meta's purported efforts, there remain significant challenges in tracking compliance and enforcing its policies. The report explains that even in the case of recurring political ads from the same organization, "...Meta’s ads systems have failed to catch organizations seeking to violate their rules…"3 This underscores the necessity for transparency and accountability in Meta's approach to addressing misinformation and ensuring the integrity of electoral processes. Shareholders rely on such reports not only to gauge Meta's performance but also to assess the Company's commitment to upholding ethical standards and regulatory compliance. Therefore, a detailed and accessible report becomes imperative for fostering trust and confidence among stakeholders regarding Meta's responsibilities in these crucial domains.

2.	Evaluating the effectiveness of enhanced actions implemented during the 2020 election cycle would help shareholders understand how Meta successfully combats the amplification of false and divisive information.

Evaluating the effectiveness of enhanced actions implemented during the 2020 election cycle is paramount for shareholders to grasp how Meta has and can continue to effectively combat the amplification of false and divisive information. A report on disinformation campaigns by the European Union in 2022 sheds light on the magnitude of the challenge faced by social media platforms, where they inadvertently enabled the dissemination of misinformation, “reaching an aggregate audience of at least 165 million and generating at least 16 billion views.”4 By assessing the measures taken by Meta during crucial electoral periods like the 2020 election cycle, shareholders can gauge the efficacy of the Company's strategies in mitigating such risks. It underscores the urgent need for robust mechanisms to counter disinformation, as highlighted by the concerning scale of the Kremlin's campaign targeting the European Union and its allies. Shareholders rely on Meta's ability to address these challenges effectively, making it imperative for the Company to provide transparent evaluations of its actions to foster trust and confidence among stakeholders.

3.	Prohibiting all political advertising does not restrict legitimate political discourse but mitigates the risks associated with misinformation, manipulation, and foreign interference, particularly in the context of hyper-realistic AI-generated targeted political ads.

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3 https://www.wired.com/story/meta-prageru-advertising/

4 https://op.europa.eu/en/publication-detail/-/publication/c1d645d0-42f5-11ee-a8b8-01aa75ed71a1/language-en

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2024 Proxy Memo Meta Platforms Inc | Shareholder Proposal Regarding Report on Political Advertising and Election Cycle Enhanced Actions

Prohibiting all political advertising stands as a strategic measure not only to safeguard legitimate political discourse but also to mitigate the profound risks associated with hyper-realistic targeted political ads generated by AI. The decision to lay off staffers ahead of the 2024 elections across multiple countries, including the United States, Taiwan, Ukraine, and India, has sparked concerns among insiders familiar with Meta's election integrity efforts. As highlighted in a report by CNN Business, there's a palpable fear among those with direct knowledge of Meta's workings that such staffing cuts may signify regression from the hard-earned lessons of the past. The report underscores the significance of these concerns, referencing the Company's acknowledgment in 2018 that its platforms were exploited to incite violence in Myanmar. These “lessons that were learned at great costs,”5 emphasize the critical need for Meta to maintain its vigilance and allocate necessary resources to uphold electoral integrity worldwide, particularly as technological advancements present new challenges.

Meta's opposition to our proposal overlooks crucial considerations regarding the impacts of advanced AI-generated audio and imagery. The advent of sophisticated AI technology has heightened the risk of deceptive content dissemination, undermining the integrity of democratic processes, public discourse, and Meta’s credibility. Meta confirms, “…it’s not yet possible to identify all AI-generated content, and there are ways that people can strip out invisible markers.” 6 Relying on self-disclosure of AI-generated images and audio amplifies the risk that hyper-realistic misinformation will be spread quickly. By evaluating the effectiveness of enhanced actions, including the prohibition of political advertising and the actions implemented in during the 2020 presidential election, shareholders can gain a nuanced understanding of Meta's commitment to combating the amplification of false and divisive information. A publicly available report would not only facilitate transparency and accountability but also underscore Meta's dedication to upholding democratic values and protecting the integrity of electoral processes.

4.	Shareholders have a vested interest in understanding the financial implications of selling targeted political ads and potentially losing shareholder value, like the devaluation experienced by X (Twitter).

As highlighted by Lou Paskalis, the founder and chief executive of the marketing consultancy, AJL Advisory, there's a recognition that the reputational risk associated with certain advertising practices can far outweigh any potential financial gains. In a NYTimes article Paskalis discusses advising companies to pull advertising and even posting off the platform X, previously known as Twitter, “There is no advertising value that would offset the reputational risk of going back on the platform.” This sentiment is echoed by advertisers who paused their spending due to concerns about the platform's plans to loosen content moderation rules.7 The case of social platform X serves as a cautionary tale, illustrating how reputational damage stemming from issues with being perceived as a safe haven for hate speech and fake news can lead to ostracization by the general public. X is estimated to have lost over $75 million in ad revenue due to the reputational damage.8 Despite having policies similar to Meta's, X's struggles highlight the critical importance of effective enforcement in protecting both users and the Company from social and reputational harm. Ultimately, the preservation of trust among users stands as one of the most crucial factors for success in the realm of social media, as it directly impacts user engagement and advertising partnerships.

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5 https://www.cnn.com/2023/07/10/tech/meta-layoffs-disinformation/index.html

6 https://about.fb.com/news/2024/02/labeling-ai-generated-images-on-facebook-instagram-and-threads/

7 https://www.nytimes.com/2023/11/30/technology/elon-musk-dealbook-advertisers.html

8 https://www.nytimes.com/2023/11/24/business/x-elon-musk-advertisers.html

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2024 Proxy Memo Meta Platforms Inc | Shareholder Proposal Regarding Report on Political Advertising and Election Cycle Enhanced Actions

5.	According to a Pew Research Center survey, more than half of U.S. adults say social media companies should not allow any political advertisements on their platforms. A larger share (77%) finds it “not very” or “not at all acceptable” for these companies to use data about their users’ online activities to show them ads from political campaigns.[9]

More than half of U.S. adults (54%) say social media companies should not allow any political advertisements on their platforms. And a larger share (77%) finds it not very or not at all acceptable for these companies to use data about their users’ online activities to show them ads from political campaigns, according to a Pew Research Center survey conducted Sept. 8-13, 2020.

The sentiments against political ads extend across most groups, though there are some differences tied to factors like partisanship and age. For instance, just 15% of Democrats and independents who lean toward the Democratic Party say that social media companies should allow all political ads on their platforms, compared with 38% of Republicans and GOP leaners. Some 27% of Democrats say only some political ads should be allowed on these platforms, compared with a much smaller share of Republicans (10%) who say the same. When it comes to not allowing any political ads on these sites at all, 56% of Democrats and half of Republicans express this view.

RESPONSE TO META BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

While we agree Meta's has made investments and expended resources, the results have been ineffective. A publicly available report would provide shareholders with a comprehensive understanding of the effectiveness of these measures. It would offer transparency regarding the specific strategies employed, their impact on mitigating misinformation and safeguarding elections, and any areas that may require further improvement. Such a report would enable shareholders to assess whether the Company's investments are yielding desired outcomes.

Free expression and democratic values are essential. We support Meta in defending these values and believe prohibiting all political advertising does not restrict legitimate political discourse; rather, it helps to mitigate the risks associated with misinformation, manipulation, and foreign interference. The proliferation of misinformation on social media, particularly through microtargeted ads, poses significant risks to public discourse and democratic processes. By evaluating the effectiveness of enhanced actions implemented during the 2020 election cycle, shareholders can better understand how Meta combats the amplification of false and divisive information.

Providing a comprehensive report assessing the impacts of political advertising policies would offer shareholders a deeper understanding of the Company's practices. It would provide insights into the effectiveness of existing transparency measures, identify any gaps or shortcomings, and propose recommendations for improvement. Additionally, a publicly available report would enhance accountability and trust by demonstrating Meta's commitment to transparency beyond mere assertions.

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9 https://www.pewresearch.org/short-reads/2020/09/24/54-of-americans-say-social-media-companies-shouldnt-allow-any-political-ads/

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2024 Proxy Memo Meta Platforms Inc | Shareholder Proposal Regarding Report on Political Advertising and Election Cycle Enhanced Actions

Shareholder input and scrutiny are essential components of corporate governance. A publicly available report requested by shareholders would complement the board's oversight efforts by providing an independent assessment of Meta's political advertising policies and enforcement practices. Shareholders have a vested interest in understanding the risks and opportunities associated with political advertising, and a comprehensive report would empower them to make informed decisions regarding their investment in Meta.

Proposal 13 seeks to gather information to assess the financial implications of selling targeted political ads and potentially losing shareholder value, akin to the drastic devaluation experienced by a competitor, X (formerly Twitter). Understanding the potential financial risks associated with current advertising practices would enable shareholders to make informed decisions about the Company's strategy and future sustainability. Shareholders have a right to transparency and accountability regarding the Company's approach to political advertising and re-implementing previously successful algorithmic restrictions that impact societal and democratic processes. A publicly available report would demonstrate Meta's commitment to transparency and enable shareholders to hold the Company accountable for its actions in this critical area.

CONCLUSION

Vote “Yes” on Shareholder Proposal Item #13 seeking a report assessing the benefits and drawbacks to our Company of prohibiting all political advertising and restoring the enhanced actions during the 2020 election.

In conclusion, allowing any political advertising without robust safeguards can expose social media platforms to significant financial and reputational risks, while the limitations of identifying AI-generated content pose substantial risks to electoral integrity and democratic processes. Platforms must implement comprehensive measures to mitigate these risks effectively, protect user trust, and uphold ethical standards in political advertising and content moderation.

For questions, please contact Andrew Behar| abehar@asyousow.org

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